EXHIBIT 99.144

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Alamos Gold Inc. (the “Company”)

Suite 2200, 130 Adelaide Street, West

Toronto, ON M5H 3P5

Item 2.	Date of Material Changes

July 12, 2011.

Item 3.	News Release

The news release dated July 12, 2011 was filed with the Toronto Stock Exchange and the Canadian Securities Commissions via SEDAR and disseminated through MarketWire.

Item 4.	Summary of Material Change

Alamos announced the resignation of Leonard Harris from the Board of Directors.

Item 5.	Full Description of Material Change

Alamos announced that its Board of Directors accepted the resignation of Leonard Harris effective Tuesday, July 12, 2011, on the occasion of his 84th birthday.

Mr. Harris joined the Board of Alamos in 2003, but his tenure goes back to 1996, the year Alamos Minerals, the predecessor of the Company, went public. Mr. Harris has made tremendous contributions to the Company’s technical and operating teams, serving as Chair of the Board’s Technical, Environmental, Social, Health and Safety Committee since 2006.

Mr. Harris is an industry veteran with over 50 years of experience working in mines worldwide, from Australia to Ghana to Peru. Mr. Harris retired in 1995 as the President and General Manager of Newmont Peru and Vice President of Newmont Latin America. He received the Mining and Metallurgical Society of America’s Gold Medal in recognition of his contribution to the mining industry and commitment to the communities, environment, and economic growth of the countries in which he has worked.

Commenting on Mr. Harris’ departure, John A. McCluskey, Alamos’ President and Chief Executive Officer, stated: “Len has been an integral part of the Board since the beginning. His technical advice and counsel over the years has helped the Company to develop its Mulatos Mine into one of the lowest cost and highest growth projects in Mexico. I sincerely thank Len for his leadership and wisdom throughout the years, and I wish him all the best in his future endeavours.”

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report: John A. McCluskey, President and CEO 416-368-9932 (x 203).

Item 9.	Date of Report

Dated at Toronto, Ontario, this 25th day of July, 2011.

ALAMOS GOLD INC.

/s/ Sharon L. Fleming
Sharon L. Fleming, Corporate Secretary

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